December 31, 2005

Board of Trustees

Marsico Investment Fund

1200 17th Street, Suite 1600

Denver, Colorado 80202

Re:	Expense Reimbursements

Gentlemen:

This letter will confirm our intent that, in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of the Marsico Focus Fund, the Marsico Growth Fund, the Marsico 21st Century Fund and the Marsico International Opportunities Fund (the “Funds”) calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, we will waive fees or reimburse that Fund’s expenses in the amount of such excess:

Fund	Expense Limit
Focus Fund	1.60%
Growth Fund	1.50%
21st Century Fund	1.50%
International Opportunities Fund	1.60%

Our undertaking to waive fees and reimburse expenses as stated above may not be terminated prior to December 31, 2006. Thereafter, however, our undertaking is voluntary and therefore may be terminated or modified by us with respect to one or more of the Funds, upon giving fifteen (15) days prior notice to the Funds and their administrator; provided, however, no such modification will be made in a manner inconsistent with the terms of the current prospectus.

The foregoing expense limitation supersedes any prior agreement regarding expense limitations. It is an annual, not monthly, expense limitation. The expense limitation shall be based on the fiscal years of the Funds. Consequently, if the amount of expenses accrued during a month is less than the expense limitation, the following shall apply: (i) we shall be reimbursed by the respective Fund(s) in an amount equal to such difference, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made pursuant to (i), the Fund(s) shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the year. We shall be entitled to reimbursement from a Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years.

We authorize the Funds and their administrator to reduce our monthly advisory fee to the extent necessary to effectuate the limitations stated above. In the event accrued expenses exceed the limitations stated above after the reduction in our advisory fee, we authorize the Funds and their administrator to invoice us quarterly for the difference. We will pay to the Funds any such amounts promptly after receipt of an invoice.

MARSICO CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher J. Marsico
Christopher J. Marsico
President

ACKNOWLEDGED:

MARSICO INVESTMENT FUND

By:	/s/ Mary L. Watson
Mary L. Watson
Vice President and Secretary